Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT RAD - Q1 2019 Rite Aid Corp Earnings Call EVENT DATE/TIME: JUNE 27, 2018 / 9:00PM GMT

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CORPORATE PARTICIPANTS

Darren Wayne Karst Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

John T. Standley Rite Aid Corporation - Chairman & CEO

Kermit Ray Crawford Rite Aid Corporation - President & COO

Matthew Schroeder Rite Aid Corporation - Senior VP, Treasurer & CAO

CONFERENCE CALL PARTICIPANTS

Carla Marie Casella Hodulik JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Elizabeth Hammell Anderson Evercore ISI Institutional Equities, Research Division - Associate

George Robert Hill RBC Capital Markets, LLC, Research Division - Analyst

James Auh Cowen and Company, LLC, Research Division - Associate

Robert Patrick Jones Goldman Sachs Group Inc., Research Division - VP

PRESENTATION

Operator

Good afternoon. My name is Christina, and I will be your conference operator today. At this time, I would like to welcome everyone to the Rite Aid Fiscal 2019 First Quarter Conference Call. (Operator Instructions) Thank you. Matt Schroeder, Chief Accounting Officer, you may begin.

Matthew Schroeder - Rite Aid Corporation - Senior VP, Treasurer & CAO

Thank you, Christina. Good evening, everyone. We welcome you to our first quarter earnings conference call. On the call with me tonight are John Standley, our Chairman and Chief Executive Officer; Kermit Crawford, our President, Chief Operating Officer; and Darren Karst, our Chief Financial and Chief Administrative Officer. On today's call, John and Kermit will provide an update on the business. Darren will provide an update on our first quarter results, and then we will take questions.

As we mentioned in our release, we are providing slides related to the material we will be discussing today. These slides are provided on our website, www.riteaid.com, under the Investor Relations Information tab. We will not be referring to them in our remarks but hope you'll find them helpful as they summarize some of the key points made on the call.

Before we start, I'd like to remind you that today's conference call includes certain forward-looking statements. These forward-looking statements are presented in the context of certain risk and uncertainties that can cause actual results to differ. These risks and uncertainties are described in our press release in Item 1A of our most recent annual report on Form 10-K and other documents that we file or furnish to the Securities and Exchange Commission.

Also, we will be using certain non-GAAP measures in our release. The definition of the non-GAAP measures, along with the reconciliation to the related GAAP measure are described in our press release. Also included in our slides are the non-GAAP financial measures of adjusted EBITDA gross profit and adjusted EBITDA SG&A and the reconciliations of these measures to their specific GAAP measure.

With these remarks, I'd now like to turn it over to John.

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John T. Standley - Rite Aid Corporation - Chairman & CEO

Thanks, Matt, and thanks to everyone for joining us on the call today. Our first quarter results show continued progress in our Retail Pharmacy Segment, while we continued to make operating investments in our Pharmacy Services segment to support growth. During the quarter, as we focused on taking great care of our customers and executing our stand-alone strategy, we also continued pursuing a tremendous opportunity to transform our business by combining with Albertsons to create a truly differentiated leader in food, health and wellness. This combination will enhance our scale and density to better compete in existing markets, give us access to new markets, significantly improve our omni-channel capabilities and create the opportunity to achieve substantial cost synergies and revenue growth, all of which will strengthen our financial profile and position us to deliver compelling long-term value for customers and shareholders. We'll talk more about these compelling opportunities in just a few moments. Before we do, let's take some time to discuss our results for the first quarter.

Overall, our net loss from continuing operations was $41.7 million compared to $36 million in last year's first quarter. Our adjusted net loss from continuing operations of $0.01 per share was consistent with our performance in the prior year period. Adjusted EBITDA from continuing operations for the quarter was $147.3 million compared to last year's pro forma adjusted EBITDA of $160 million. For the purposes of comparing our results to the prior year, last year's pro forma number includes fee income that would have been earned if all stores sold to WBA had been supported under the TSA for that period.

Adjusted EBITDA for our Retail Pharmacy Segment increased by $2.1 million compared to pro forma adjusted EBITDA for last year. The improvement was driven by strong pharmacy gross margin and effective expense management. This is the second consecutive quarter that we've delivered adjusted EBITDA growth in our Retail Pharmacy Segment.

In our Pharmacy Services Segment, adjusted EBITDA decreased $14.7 million, which was driven primarily by investments we made for growth in EnvisionRxOptions. In terms of the selling season for EnvisionRxOptions, we continue to have a strong pipeline of prospects and have gained some additional lives in our commercial book of business. Medicare Part D enrollment remains strong, and I am pleased to announce that we did submit a bid to reenter the California Medicare Part D market in calendar 2019.

During the quarter, we sold the last group of stores to WBA. The proceeds from the asset sale to WBA have enabled us to reduce our debt by approximately $4 billion. Our debt, net of outstanding cash, is currently at around $3 billion, and as a result, our leverage ratio has substantially improved to 4.8x using LTM adjusted EBITDA compared to our pre-asset sale ratio.

Overall, we are pleased with the progress we're making as we implement our new strategy. In a consolidating and evolving marketplace, we are working hard to defend and improve our competitive position. At the same time, after carefully reviewing our strategic options, we believe we have a unique opportunity to further accelerate these efforts and significantly enhance our competitive position through the combination with Albertsons. By transforming our business from a strong regional pharmacy player to a top 5 food and drug retailer, we will be even better positioned to deliver significant value.

On a combined basis, the company will serve over 40 million customers every week with approximately 4,300 counters nationwide. We will have increased local market scale with highly recognized -- recognizable brands to better compete in markets where scale matters. We will have a stronger presence in key existing markets with the #1 or 2 positions in 66% of combined metropolitan areas. And we will have a best-in-class omni-channel platform, a strong loyalty program and a portfolio of innovative and healthy owned brand products, all of which will allow pharmacy and grocery customers to shop where, when and how they want.

We expect to realize $375 million in run rate cost synergies with $3.6 billion in incremental revenue opportunities. We will also have a strong and diversified cash flow that will allow us to reinvest in our business and delever faster than Rite Aid can on a stand-alone basis. All these factors will enhance our ability to compete in the face of increasing competition, drug reimbursement rate pressure and consolidation in our industry.

With that, I'd like to turn it over to our President and COO, Kermit Crawford, for an update on key initiatives in some of the areas we're most excited about in terms of potential combination with Albertsons. Kermit?

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Kermit Ray Crawford - Rite Aid Corporation - President & COO

Thank you, John, and thanks to everyone for joining us today. In the first quarter, we continued making important progress as we implement various components of our strategy to set the stage for future growth and to deliver a higher level of personal care in the communities we serve. Although our same-store sales results were impacted by an earlier Easter as well as a slow start to the allergy and summer category, front-end sales trends returned to a more normal level in May.

We continued having success with many of our most critical initiatives. A great example is the successful relaunch of our award-winning customer loyalty program, wellness+ rewards, which was supported by comprehensive marketing campaign during the first quarter. Customers are responding very positively to this enhanced program, which has been simplified with an easier 3-step sign-up and the introduction of BonusCash, which has replaced Plenti points. During the first quarter, transactions, earnings and redeeming BonusCash more than doubled compared to Plenti point for the same period last year. Our best customers continue to be more engaged, and carded transactions accounted for more than 75% of our first quarter front-end sales. This is helping us to further build our CRM database and create opportunities for increased personalization in our direct marketing initiatives.

Also, we are continuing our evolution from print advertising to digital marketing, highlighted by a 15% reduction in print circulation compared to last year's first quarter as we invested more to leverage the potential of our digital channel. Additionally, our mobile app unique user base continues to grow with the number of prescription refills requested through the app increasing by 32% compared to last year's first quarter.

Our omni-channel customers are also realizing the enhancements that we have made to our e-commerce business. Our wellness+ reward members enjoy all the same card benefits online and have access to an expanded assortment. To improve our customer experience, we have transitioned our e-commerce fulfillment from a third-party provider to our own distribution network, which has improved our fulfillment lead time, lowered costs and allowed us to increase our online offering by 25%.

Our Rite Aid own brand offering continues to be a major point of emphasis to help drive front-end revenue and margin. Year-to-date, we've introduced 160 redesigned or new items with additional items in various stages of rollout or development. Most new items are in health, beauty and personal care with emphasis on our Daylogic personal care and Rite Aid pharmacy OTC brands. We continue to see significant opportunity to increase our own brand penetration and deliver value through a combination with Albertsons, utilizing their own brand expertise and items such as O Organics and Open Nature.

Our own brand program is one of the initiatives that supports efforts to create tailored offerings that are specific to each local market. Another example of this hyper-local approach is our new field leadership structure, which we implemented at the beginning of the fiscal year to better support Rite Aid's new retail footprint. This process involves redrawing our district and region boundaries, reducing the number of stores in each area and empowering our leaders to lead both the front end and pharmacy. After more than 90 days, we are very pleased with the feedback we received thus far. Our new structure not only reduces SG&A but also gives our leaders the ability to better support their teams and customers through more frequent store visits.

We continue to see positive results from our innovative wellness store format, which features expanded health and wellness offerings along with additional convenience such as drive-through pharmacy. With the 49 remodels we completed during the quarter, we now have nearly 1,700 wellness stores, which represent more than 2/3 of our entire store network. These stores continue to outperform the rest of the chain in terms of front-end same-store sales and script counts. Providing an excellent customer experience continues to be a top priority, and for the sixth consecutive quarter, we have improved our overall customer satisfaction compared to the prior year. In fact, overall customer satisfaction reached an all-time high in the first quarter of this year.

In the area of pharmacy, reimbursement rate pressure remains a constant challenge, but we continued to see rates stabilize for a second consecutive quarter. Pharmacy gross margin increased compared to prior year despite a slight underperformance in generic purchasing due to a more stable reimbursement rate environment. As we have stated before, identifying the best long-term option for effectively managing our drug purchasing costs continues to be a top priority.

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In terms of script growth initiatives, we invested $13 million in file buys during the quarter, and we've allocated $60 million for the year. File buys are a tremendous opportunity to build our script volume, and we will continue focusing on making the most of these strategic investments. As a reminder, we will fully cycle significant plan exclusion by the end of the second quarter and therefore expect same-store prescription counts to be stronger in the back half of the fiscal year, which should also help improve front-end sales. We're also continuing our efforts to engage with payer partners, and thanks to these efforts, we plan to increase our participation in Medicare Part D preferred network in 2019. Developing these strategic partnerships with payers will continue to be a critical priority.

We also remain focused on our goal of being the trusted adviser for our pharmacy customers to better meet their changing health care needs. For us, this process starts with operational efficiency in the pharmacy to free up time for our pharmacists to provide a higher level of personal care. In previous calls, we've mentioned how capabilities like OneTripRefills, automated courtesy refills and text messaging alerts are helping us become more efficient while also freeing up time for our pharmacists to provide additional services such as medication therapy management, administering and immunization and improving medication adherence. As a result of these efforts, we saw medication therapy management grow equivalent to 24,000 incremental prescription in the first quarter.

We have also seen a significant increase in the percent of 90-day prescriptions filled for patients with chronic conditions. After a very strong flu season, we turned our team's focus to non-flu immunizations supported by an increased marketing effort. Through these efforts, non-flu immunizations more than doubled compared to last year's first quarter. Specifically, we saw strong growth in shingles immunizations due to the availability of a new shingles vaccine. The CDC recommends that healthy adults 50 years and older get 2 doses of this vaccine separated by 2 to 6 months to prevent shingles and the complications of this disease.

And finally, Rite Aid and Health Dialog have teamed up to create a dedicated medication support team, which conducts outreach to non-compliant patients in an effort to improve medication adherence. We're excited as the early results for this integrated effort have been very positive. The ability to further leverage Rite Aid's pharmacy expertise in our unique health care businesses in a merger with Albertsons makes this opportunity even more attractive due to greater scale and increased presence in key markets, especially on the West Coast.

On our fiscal 2018 fourth quarter call, we discussed our significant progress with Medicare Part D enrollment for our PBM, EnvisionRxOptions. As of May, we have enrolled over 540,000 Medicare Part D lives. We anticipate steady month-over-month growth will continue through the remainder of the year and that we will meet our goal of 600,000 enrolled lives for calendar 2018. Likewise, Envision specialty revenue continues to grow in the first quarter. Specialty pharmacy continues to be an important opportunity in our go-forward strategy, and we are seeing strong growth in this key area of our business. Commercial and third-party health plan sales continue to perform well as we are in the middle of a sales season with over 256,000 new lives already won. We have also secured several significant client renewals thus far in the selling season and are tracking towards retention rates in excess of 95%. Remaining client renewals are expected to be solidified in the next 2 to 3 months.

Beyond Envision, both RediClinic and Health Dialog continue to be key assets that give us a unique opportunity to deliver a higher level of care and support. With RediClinic, we continue to explore opportunities for joint ventures with health care systems in the communities we serve. As we've mentioned on previous calls, we see tremendous potential for RediClinic through our combination with Albertsons as RediClinic is a proven performer in a grocery store setting. We mentioned earlier how we're taking critical steps to further leverage Health Dialog in driving better health outcomes for Rite Aid patients. We continue to see great potential in utilizing the analytical capabilities of Health Dialog to deliver value in performance-driven payer networks, which will be critical heading forward.

Before I turn it over to Darren, I also wanted to mention how we continue to be highly focused on working with our communities and other organizations to help address the epidemic of drug abuse and misuse that is plaguing our country. Through the company and the Rite Aid Foundation's efforts, we have taken several key steps to implement a comprehensive strategy to help this -- to help address this issue, especially when it comes to opioid abuse. Among other steps, Rite Aid has made Naloxone available at all of our more than 2,500 pharmacies. We also became the first drugstore chain to offer free dispose Rx package to our patients, which gives them a safe way to dispose of leftover or unwanted prescriptions at home.

We've also partnered with law enforcement to install nearly 300 safe medication disposal units in the communities we serve. Earlier this month, we launched our first in-store medication disposal unit, and we plan to install 100 additional units over the next year. The Rite Aid Foundation has

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also joined forces with school districts and a leading technology innovator to bring online prescription drug abuse prevention programs to high school students in several of the key communities we serve. We know that we cannot solve this issue on our own, but we also know that as a leading pharmacy chain, we can take on a leadership role in helping to address this epidemic. We look forward to continuing these efforts by working closely with our neighbors, elected officials and other organizations.

Thank you for your time. Now we'll turn it over to it Darren Karst for more information on our financial results. Darren?

Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Thanks, Kermit, and thanks, everyone, for joining us today. I will walk through our first quarter financial results as well as recap our progress on the use of proceeds and bond redemptions related to the WBA asset sale.

As we discussed on our last call, as of March 27, we had completed the sale and transfer of all 1,932 stores to WBA and received cash proceeds totaling nearly $4.2 billion. This amount does not include about $220 million that will be received after we sell 3 distribution centers to WBA sometime after September 1, 2018.

The proceeds received today have been used, first, to pay off all of our $970 million of term loans. We also completed 2 excess proceeds offers as required under our bond indentures of $900 million and $700 million, which resulted in an aggregate repayment of approximately $55 million under our 9 1/4% notes due 2020, our 6.75% notes due 2021 and our 6 1/8% notes due 2023. Those offers freed up cash proceeds to allow us to call the remaining principal on our 9 1/4% notes, which we redeemed on April 12, and the remaining principal on our 6.75% notes, which we redeemed on June 25. We've also permanently reduced our revolving credit commitments from $3.7 billion to $2.7 billion to reflect our reduced borrowing requirements. The receipt of proceeds and paydown of debt in the first quarter gave us a debt balance net of cash of about $3 billion as of quarter-end and a leverage ratio of approximately 4.8x trailing EBITDA. Our liquidity as of today, which reflects the recent borrowings we made under our revolver to redeem our 6.75% notes, is strong at $1.5 billion.

I'll now turn to a review of our first quarter results. Net income for the total company was $214.4 million or $0.20 per share versus a net loss of $75.3 million or $0.07 loss per share in last year's first quarter. During the quarter, we recorded a gain of $269 million on the sale of 281 of the divested stores sold to WBA. Note that our quarterly operating results reflect the stores that remain as part of continuing operations.

Revenues for the quarter were $5.4 billion, which was a decrease of $48 million from the prior year quarter or 0.9%. Net loss from continuing operations was $41.7 million versus a net loss of $36 million in the prior year. The increase in net loss was due primarily to higher interest expense, lease termination and impairment charges and transaction costs partially offset by an increase in adjusted EBITDA. Adjusted net loss in the current quarter was $11.5 million or $0.01 loss per share versus adjusted net loss of $9.2 million or $0.01 loss per share in the prior year quarter.

Adjusted EBITDA was $147.3 million in the current quarter compared to $136 million in the prior year quarter. Actual fiscal 2018 quarterly results from continuing operations do not include $24 million of fees that would have been earned if all 1,932 stores sold to WBA were being supported under the TSA for the entire prior year period. When considering these fees, pro forma adjusted EBITDA would have been $160 million in the prior year quarter. Adjusted EBITDA in our Retail Pharmacy Segment increased by $26.1 million versus our prior year actual results or $2.1 million when compared to the prior year TSA pro forma adjusted EBITDA. In our Pharmacy Services Segment, adjusted EBITDA declined by $14.7 million.

Retail Pharmacy Segment revenue for the quarter was $3.9 billion, which was $75 million or 1.9% lower than last year's first quarter due to the impact of store closures and a decline in same-store sales. Same-store sales decreased 0.7% in the quarter. Front-end same-store sales decreased by 1.8% due to soft seasonal sales that were impacted by the timing of an earlier Easter and a slow start for our allergy and summer categories. Pharmacy same-store sales decreased by 0.1% with same-store script count down 1.5% on a 30-day adjusted basis, which was caused primarily by being excluded from certain pharmacy networks where we were able to participate in the prior year. We expect to cycle most of the impact of the pharmacy network exclusions in August of this year.

Total Retail Pharmacy Segment gross profit dollars in the quarter were $12.5 million higher than last year's first quarter, and gross margin was 83 basis points higher as a percent of revenues. Adjusted EBITDA gross profit was favorable to last year's first quarter by $12.3 million and 83 basis

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points better as a percent of revenues. The improvement in gross margin was primarily due to more stable reimbursement rates and year-over-year improvements in drug costs.

Retail Pharmacy Segment SG&A expenses for the quarter were lower by $17.7 million compared to last year's first quarter, while SG&A rate as a percent of revenues increased by 7 basis points. Adjusted EBITDA SG&A was $13.8 million better than the prior year but 12 basis points worse as a percent of revenues. Our SG&A reflects the inclusion of TSA fee income from WBA in the current quarter, offset somewhat by increases in litigation charges and other operating expenses. The increase in SG&A rate was a result of negative expense leverage from reduced sales.

Retail Pharmacy Segment adjusted EBITDA in the quarter was $113.5 million or 2.9% of revenues, which was $26.1 million higher than last year's first quarter adjusted EBITDA of $87.4 million. After adjusting the prior year EBITDA for the pro forma inclusion of TSA fees from WBA, Retail Pharmacy Segment EBITDA improved by $2.1 million.

Our Pharmacy Services Segment had revenues of $1.5 billion, which was an increase of $29.5 million or 2%, primarily due to an increase in our Medicare Part D membership. As we said on our last earnings call, we had a very successful 2018 Medicare Part D bid and continued to see strong enrollments this year. We're now covering over 540,000 lives and expect to grow covered lives throughout the remainder of the year as we add enrollments throughout the course of calendar 2018. We've also had a good start in the commercial selling season with over 250,000 lives won.

Adjusted EBITDA for the Pharmacy Services segment of $33.9 million was $14.7 million lower than last year's first quarter adjusted EBITDA of $48.6 million. Last year's adjusted EBITDA was a particularly strong quarter. And so in part, the current year variance reflects this difficult year-over-year comparison. The operating results for the quarter were impacted by margin compression in our commercial business and other operating investments as we invest for current year and future growth. These investments are consistent with our strategy for Envision.

Our cash flow statement for the quarter shows a net use of cash from operating activities of $16.3 million, which primarily reflects timing differences in working capital, including a build in the current year's CMS receivable in our Pharmacy Services Segment, which was not funded by reinsurance as it was in the prior year. We expect the absence of reinsurance this year to continue to be a drag on working capital in fiscal 2019. Net cash used in investing activities for the quarter was $49.1 million versus $33.1 million last year.

During the first quarter, we remodeled 49 stores and spent $13.7 million on file buys. At the end of the quarter, we operated 1,694 wellness stores within our continuing operations, which is almost 67% of the store base. We continue to be pleased with the performance of our wellness stores. For the first quarter, front-end same-store in our wellness stores that have been remodeled in the past 24 months were approximately 109 basis points higher than our non-wellness stores, and script growth in these stores was 249 basis points higher.

Turning to our outlook. We are confirming our fiscal 2019 guidance today. Our guidance reflects our expectations for continued reimbursement rate pressure, albeit the reimbursement environment is expected to be more stable than in fiscal 2018. We also expect generic purchasing benefits consistent with our historical experience and the continued anticipated benefits of our wellness remodel program and other initiatives to grow sales and drive operational efficiencies. Key items that are expected to drive same-store sales include the cycling of plan exclusions in the second half of the year, clinical initiatives and script file buys. As a result, we continue to expect the second half of the year to be somewhat stronger than the first half. Additionally, our guidance does not give effect to our pending merger with Albertsons.

That completes my portion of the presentation, and I'll now turn it back over to John to wrap up our call. John?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Thanks, Darren. Before we begin taking questions, I'd like to thank our Rite Aid team for all of their great work during the quarter. We've been really aggressive in implementing the various components of our strategy, and our team has done an outstanding job of executing these efforts. We've implemented a new field structure to support our new retail footprint, and we successfully transitioned our loyalty program to wellness+ rewards. We're completing file buys and additional wellness store remodels, and we're supporting stores we sold to WBA through the TSA as we also pursue a tremendous opportunity to combine with Albertsons. And as we do all of this, our associates are working hard to support each other and deliver

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a great experience to our customers. Our team has really stepped up to help us make most of the -- make the most of the opportunities we have, and we greatly appreciate their efforts.

That concludes our prepared remarks for the call. We will now open the phone lines for your questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from Charles Rhyee from Cowen.

James Auh - Cowen and Company, LLC, Research Division - Associate

It's James on for Charles. Just you noted that Rite Aid is engaging conversations with plan sponsors regarding participation in additional Part D preferred networks in calendar '19. Can you just elaborate more on how those conversations have gone? Is the combination of Rite Aid and Albertsons being well received by plan sponsors? And have you assumed any benefit from better drug purchasing costs in any of the bids if any bids have been placed?

John T. Standley - Rite Aid Corporation - Chairman & CEO

You want to start with that? Or do you want me to start with that?

Kermit Ray Crawford - Rite Aid Corporation - President & COO

I can start with it. So first, let me just say, as we -- as we're working with the different payers, our conversations have been as a stand-alone Rite Aid. So we haven't actually had conversations around a combination at this point. So I will tell you that, to date, we are -- we have basically signed up for all open Medicare Part D networks. We continue to work on preferred networks, and we said it's one of our priorities to get into the right preferred networks this year. So we've been very prudent about that, but we are consistently having those conversations. As far as the purchasing, as you know, we have a -- we have an option with WBAD through May of 2019, but our current contract with McKesson goes until March of 2019. And so we're just beginning the process to look at what is the best alternative for us to get the best possible generic purchasing pricing that we can get.

John T. Standley - Rite Aid Corporation - Chairman & CEO

So I guess, what I would just add onto that, so I -- Kermit and the team are really out there working hard to find opportunities for 2019, but just based on the timing of the way things played out, that's going to be a challenge. We may find some things here. Our biggest opportunity is probably in 2020, and so we're -- I think the conversations for 2019, hopefully, we'll find a couple things if we can, but it's also really setting the table for where we want to go in 2020, I think, in those conversations.

James Auh - Cowen and Company, LLC, Research Division - Associate

Okay, great. Also, has EnvisionRx' position in the market changed due to the vertical deals of 2 of the 2 larger payers? Do you think any of these transactions have had an impact on Envision's selling season?

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John T. Standley - Rite Aid Corporation - Chairman & CEO

I don't think so. We do have, as we mentioned, a robust pipeline out there. None of those kind of vertical transactions are done at this point in time, so the implications of those may be further down the line in terms of how they play out. And all contracts don't renew every year, so I think whatever this does will play out over time. In terms of its position in the marketplace, I think it is differentiated in that we have a transparent model on a commercial business. It's a key part of the model that we have there. I also think we will be a fully functioning, fully capable PBM that is unaffiliated with a payer or with an insurance company after all the dust settles here, which I think also will put us in unique position in the marketplace once those vertical integrations happen.

James Auh - Cowen and Company, LLC, Research Division - Associate

Okay. And last one for me, the exclusion from certain pharmacy networks resulted in a drag this quarter again. Should we see like the same level of drag in 2Q when it anniversaries? And how much of a lift should we expect in the back half?

Kermit Ray Crawford - Rite Aid Corporation - President & COO

Well, what we've said is that, at the end of the second quarter, we will cycle those plans that we have been excluded from, and so we do anticipate the back half of our business to be better. And I think you'll actually see us positive the second half of our fiscal year.

Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

But I don't think we've been specific in terms of quantifying what that means.

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes. Within the guidance range we established for comp sales. And I do think, if you look at the trend, it's gradual, but you do see the negative impact has lessened a little bit over time.

Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Each quarter.

John T. Standley - Rite Aid Corporation - Chairman & CEO

Each quarter.

Operator

Your next question comes from Robert Jones from Goldman Sachs.

Robert Patrick Jones - Goldman Sachs Group Inc., Research Division - VP

So just following up on the same-store script commentary, it sounds like there'll be some improvement in the back half as you lap some of these exclusions from these Part D networks. And you guys talked on the call about getting back into some of these networks next year. Is there anything you can share with us as far as the level of same-store growth you might expect once you actually are back in participating in some of these Part D networks that you were excluded from?

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John T. Standley - Rite Aid Corporation - Chairman & CEO

Well, I think there's kind of 2 things. One is we're going to cycle, so that's good. In terms of timing and when we can get back into these things, I think that's still up in the air a little bit on a couple of these networks like the one we're going to cycle in the back half. We currently are not in that network for '19 either. We'll have cycled the negative impact. It will be out of our run rate, but we're not regaining access to that network at least so far for 2019. So what I do think is that script count, our hope is that script count can return to kind of the levels it was at before we got tangled up in some of this plan loss. So between file buys, great service to customers, wellness+ and using that a way to attract customers, the things that we're doing that Kermit talked about for medication therapy management, all those are levers for us to grow script count. If we can just even keep plan access kind of steady, we think we have a good opportunity to kind of grow script count here. And then if we can gain some additional plan access through some preferreds or other things, then it might really accelerate our growth. That's the way I kind of think about it.

Robert Patrick Jones - Goldman Sachs Group Inc., Research Division - VP

No, that's helpful, John. And then if I could just ask 2 quick ones on Envision, one tactical, one more strategic. I guess, first, you mentioned continuing to see pressure in the commercial book, so I'm just curious maybe what's behind that. And then the more strategic question, if I look at the proxy that was out this week, it certainly seems like there's been some interest in the market in Envision, so I'm just curious if you'd be willing to share how you're thinking about the PBM asset, particularly in light of a potential future combination with Albertsons. Kind of where does Envision fit in?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Sure. So starting, I think, on the commercial side. I think where we're at on the commercial side is we are feeling some pressure there on the margin side of the business. So based on, I think, the way we underwrote calendar 2018, we're feeling a little bit of pressure from that. In terms of the commercial business, it is having a pretty good selling season. We got off to a strong start. As I think both Darren and Kermit mentioned, we're kind of in the middle of the selling season now. We need to see how things kind of shake out. That should, we hope, bode well for 2019 on the commercial side of the business. Medicare Part D has just, I think, really performed well for us versus our expectations, and we're really excited to hopefully, depending on how we do on the bid, we'll just have to see, get back into California here for 2019, which should also add some growth into Envision. And growth obviously helps quite a bit in terms of the trajectory of the earnings of the company. In terms of the strategic value of it, it is really a key part of our business. As we get it returned to normal after sort of working our way through the merger overhang from WBA, we expect it to be the fastest growing part of our business. And even today, it's the fastest growing part. Even in its modest growth, it's still outpacing the retail business. And so we think it's a very strategic asset to us, and we think it's something that we have that will help drive lives to our stores on a stand-alone basis. And when we look at the combined company, we think it's also a way -- a key asset, a key strategic asset that can put lives into our bigger pharmacy network that we'll have. And I think our bigger pharmacy network that we have will help Envision be more competitive in the marketplace. So they really kind of feed off of each other, and you can see how it gives a cornerstone of the strategy going forward.

Operator

Your next question comes from Ross Muken from Evercore ISI.

Elizabeth Hammell Anderson - Evercore ISI Institutional Equities, Research Division - Associate

This is Elizabeth Anderson in for Ross. I just had a question on the TSA fees. Is it right to think that the EBITDA SG&A of $13.8 million is the only place in the P&L where the TSA fees flow through? Or am I misunderstanding that?

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Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

They do run through the SG&A line, yes.

Elizabeth Hammell Anderson - Evercore ISI Institutional Equities, Research Division - Associate

Okay, so that's the only...

Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Yes, as an income line -- as an income item.

John T. Standley - Rite Aid Corporation - Chairman & CEO

Right, no impact on...

Elizabeth Hammell Anderson - Evercore ISI Institutional Equities, Research Division - Associate

Perfect. That's really helpful. And can you also comment on the generic price improvement, sort of the sustainability of how you look at that throughout maybe fiscal '19 and on into '20? Obviously, you have the reset with McKesson but sort of just sort of in the interim period.

John T. Standley - Rite Aid Corporation - Chairman & CEO

Yes. I mean, there's always kind of ups and downs in the generic purchasing world, so there is some modest continued pipeline of new generics, which means that we'll have drugs losing exclusivity as we go into 2019 like we do in 2018. Those should provide cost savings. There are some instances in the marketplace where our drug costs can back up. So if manufacturers realign their portfolio or discontinue certain items, sometimes that can kind of cause costs to back up a little bit. I don't know if we have a solid view yet on 2019 per se to kind of guide you on right now but our expectation certainly for the current year is that we will continue to see savings kind of in line with what we've seen in the last couple of years in terms of our generic purchasing.

Elizabeth Hammell Anderson - Evercore ISI Institutional Equities, Research Division - Associate

Okay, perfect. That's helpful. And then lastly, in terms of, you mentioned your earlier conversations with health plans surrounding the RediClinic. Can you talk a little bit more about what they found to be sort of most and least attractive in terms your offering or what they're most excited about in terms of working with you guys?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Well, I think, which is one thing, is it's a low-cost solution. To bring someone into one of our clinics for health care is a great answer for them. It also allows them to further extend their network in the communities we serve. But I don't know, Kermit...

Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

And extends our brand. So it's another place to have their brand out there.

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Kermit Ray Crawford - Rite Aid Corporation - President & COO

Yes. I would just add, as John and Darren have said, is that this is about making sure that they keep people out of emergency rooms, out of urgent care into a lower-cost retail setting. So they're looking to manage their costs. We have great locations, right, very convenient retail locations, a much lower cost setting, and I think that's part of the thing that attracts them in addition to extending their brand and having more locations for their members, to be in locations for their members to go to.

Operator

Our next question comes from Carla Casella from JPMorgan.

Carla Marie Casella Hodulik - JP Morgan Chase & Co, Research Division - MD and Senior Analyst

I have a couple cash flow, debt-type questions. First of all, you mentioned you called the rest of the '21 bonds after quarter-end and that your availability was $1.5 billion at that point. So did you draw the full $800 million on the revolver to purchase that? Can you say where the revolver stood after pro forma?

Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

We did use the revolver to make that redemption. I don't think we did say what the revolver was, but I can do the math.

Matthew Schroeder - Rite Aid Corporation - Senior VP, Treasurer & CAO

Yes. That liquidity of $1.5 billion is net of -- is basically after we paid off the 6 3/4%. So it's part of (inaudible)...

Carla Marie Casella Hodulik - JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Okay, great. So it's in second quarter.

Matthew Schroeder - Rite Aid Corporation - Senior VP, Treasurer & CAO

Yes. We have a borrowing base of $2.7 billion, so you can kind of do the math in there.

Carla Marie Casella Hodulik - JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Yes. Okay, great. And then working capital was a little -- it was more of a use than we had expected, and I'm wondering if there's anything that were timing issues in the working capital, in your accounts receivable or payables, any timing issues or if it's just adjusting for the new mix of business.

Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Some of it was timing, but I had highlighted also the build of the CMS receivable, which isn't really anything new. We've -- the way that works is that builds over time, and then we're paid that receivable the following year from CMS. We've historically used some reinsurance products for a portion of that, so some of that is funded through those reinsurance products. And we do not have reinsurance in place this year, so the build is a little -- just a little bit larger, that's all. The net.

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Carla Marie Casella Hodulik - JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Okay, great. And then one question on the Pharmacy Services business. The gross margin is tracking a bit lower than last year. And I'm wondering, does that normalize in August when you start normalizing? Or is there some seasonality or timing to that as well? Or are we at a new run rate?

John T. Standley - Rite Aid Corporation - Chairman & CEO

Well, I think the -- for this year, based on the underwriting that we've done for the year, my guess is, where we're sitting right now, is the gross margin's going to be a little tight for this year versus [maybe where we were] last year. We did – and our guidance, I think reflects some thinking on that.

Operator

Your last question comes from George Hill from ABC (sic) [RBC].

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

Wishful thinking on ABC's part. That's RBC, guys. That might be a forward-looking statement. But what I'm going to ask about is, Kermit, your comments on the downward pressure on reimbursement kind of having stabilized and I guess, I wanted to ask, do any of your payer contracts run through your fiscal year? Or are we just thinking about calendar '18? And should we interpret your comments to talk about that there might be reimbursement stabilization beyond the calendar '18 just because your fiscal '19 runs in the beginning of calendar '19? I'm just trying to think about how you guys are telegraphing the pricing pressure.

Kermit Ray Crawford - Rite Aid Corporation - President & COO

Well, contracts will term at different points of the year. So this -- a number of our contracts will go through calendar '18, but others will extend into beyond calendar '18 and to '19. What I will tell you is that we're pleased at where we are in getting these rates stabilized over the last couple of quarters. We do anticipate some rate pressure as we continue to try to drive volume. So we're managing our rates as we look at all of our various contracts.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

Okay. That's helpful. And then maybe just one last follow-up is, I guess, with the success that you're seeing in Med D at Envision, I guess, can you remind us what sub-segments in Med D where you guys are having success because you're picking up lives at a pretty good clip. Are you guys having more success, I guess, in the chooser space? Are you guys having success in the employer space? Just any comments would be helpful.

John T. Standley - Rite Aid Corporation - Chairman & CEO

Primarily in the chooser space. That's our growth area.

Matthew Schroeder - Rite Aid Corporation - Senior VP, Treasurer & CAO

Okay. We want to thank everybody for joining us this evening and look forward to catching up with you soon.

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John T. Standley - Rite Aid Corporation - Chairman & CEO

Thanks, everybody.

Darren Wayne Karst - Rite Aid Corporation - Senior Executive VP, CFO & Chief Administrative Officer

Thank you.

Operator

This concludes today's conference call. You may now disconnect.

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Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that Rite Aid and Albertsons believe should be comparable to the combined company, and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

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